UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-70598

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/2024___ AND ENDING ___12/31/2024___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: EuroScope Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

9036 JACKSON LN
(No. and Street)

Great Falls	VA	22066
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert-Joseph Davis	717-877-3197	roberto@euroscopecapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RW Group
(Name – if individual, state last, first, and middle name)

P.O. Box 114	Landenberg	PA	19350
(Address)	(City)	(State)	(Zip Code)

02/23/2010	5020
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert-Joseph Davis, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of EuroScope Capital, LLC, as of March 21, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Commonwealth of Pennsylvania - Notary Seal
AARON S RANDALL - Notary Public
Philadelphia County
My Commission Expires January 15, 2029
Commission Number 1387466

Signature: [signature]

Title:
Managing Partner

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Table of Contents
Euroscope Capital, LLC
January 1, 2024- December 31, 2024

See accompanying Notes to Financial Statements



RW GROUP
HELPING YOU ACHIEVE EXCELLENCE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Euroscope Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Euroscope Capital, LLC, as of December 31, 2024, and the related statements of profit and loss, changes in member's equity, and cash flows for the year ended December 31, 2024 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Euroscope Capital, LLC as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Euroscope Capital, LLC's management. Our responsibility is to express an opinion on Euroscope Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Euroscope Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Euroscope Capital, LLC's financial statements. The supplemental information is the responsibility of Euroscope Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

RW Group, LLC

We have served as Euroscope Capital, LLC's auditor since 2020.
Landenberg, Pennsylvania
February 12, 2025

P.O. Box 114 ● Landenberg ● Pennsylvania ● 19350-0114
Phone: 610-713-8208 ● www.rwgroupllc.com

EuroScope Capital, LLC

BALANCE SHEET
January 1, 2024 - December 31, 2024

Assets

Current Assets	
Amex checking	$36,983
Total Current Assets	$36,983
Other Current Assets	
FINRA Fles-Funding (CRD)	$110
Prepaid Expenses	$12,750
Total Other Current Assets	$12,860
Total Current Assets	$43,468
Other Assets	
Other Long-term Assets	$106
Total Assets	$49,949

Liabilities

Current Liabilities	$246
Total Current Liabilities	$246
Other Cuttent Liabilities	$6,375
Total Liabilities	$6,621

Equity

Equity	$110,424
Retained Earnings	-$38,612
Net Income	-$28,484
Total Equity	$43,328
Total Liabilities and Equity	$49,949

EuroScope Capital, LLC

PROFIT AND LOSS
January 1, 2024 - December 31, 2024

Income

Income (Interest)	$676
Total Income	$676

Gross Profit — $676

Expenses	
Contractors	$1,035
Depreciation	$115
Legal and Professional Services	$12,814
Marketing	$10,365
Office Supplies & Software	$2,681
Taxes & Licenses	$2,150
Total Expenses	$29,160
Net Operating Income	-$28,484

Net Income — -$28,484

EuroScope Capital, LLC

STATEMENT OF CHANGES IN MEMBERS EQUITY
For The Year Ended December 31, 2024

MEMBERS EQUITY	TOTAL
Balance at January 1, 2024	71,813
Net Income/(Loss)	-28,484
Deductions	0
Balance at December 31, 2024	43,329

See Accompanying Notes to Financial Statements

EuroScope Capital, LLC

STATEMENT OF CASH FLOWS
January 1, 2024 - December 31, 2024

	Total
Cash Flow from Operations	
Net Income	-$28,484
Additions to Cash	
Increase in Depreciation	$115
Increase in Deferred Revenue	$6,240
Subtractions form Cash	
Increase in FINRA Flex-Funnding (CRD)	-$160
Increase in Accounts Payable	-$15
Cash Flow from Operations	-$22,304
Cash Flow from Investing	
	$0
Cash Flow from Financing	
	$0
Cash Flow for FY Ended December 31, 2024	-$22,304
Cash at beginning of Period	$59,287
Cash at End of Period	$36,983

EuroScope Capital, LLC
January 1, 2024- December 31, 2024

Notes to Financial Statements

1. **Organization and Nature of Business**

   EuroScope Capital, LLC ("Company") was formed on July 11, 2007 as a limited liability company under the laws of Virginia. The Company was approved as a Capital Acquisitions Broker ("CAB") with the Financial Industry Regulatory Authority ("FINRA") on December 8, 2020. The Company is wholly owned by Mr. Robert Joseph Davis.

   As a Capital Acquisitions Broker, a specialized subset of broker dealer, the Company is registered with the Securities and Exchange commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides transaction-specific capital-raising and merger and acquisition advisory services.

   EuroScope Capital, LLC will maintain the net capital requirements in accordance with FINRA's requirements perpetually as long as the Company maintains its status as a member of FINRA.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation

   The accompanying policies of the Company are in accordance with accounting principles generally accepted in the United States of America applied on a basis consistent with that of the preceding years.

   Basis of Accounting

   These financial statements are prepared on the accrual basis of accounting, whereby revenue is recognized when earned and expenses are recognized when incurred.

   Recently Adopted Accounting Standards

   In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires a broker dealer to disclose significant segment expenses and other segment items on an annual basis. Broker dealers with a single reportable segment are required to provide the new disclosures and all the disclosures required under ASC 280. The guidance is effective for our 2024 annual

reporting. We adopted ASU 2023-07 in the year ended December 31, 2024 and the adoption did not have a material impact on our financial statements.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements. Such estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions. Significant estimates include the allowance for doubtful accounts.

Revenue Recognition

Placement fees from capital-raising and merger and acquisition services are recognized when the Company has a deemed nonforfeitable right to commission earnings based on the provisions of each separate contract.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Income Taxes

As a multi-member limited liability company, its income and expenses are included in the tax returns of all members. In addition, EuroScope Capital, LLC, LLC is a limited liability company and has elected to be taxed as a partnership.

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed on the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as tax benefit or expense in the current year.

3. **Net Capital Requirements**

EuroScope Capital, LLC
January 1, 2024- December 31, 2024

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. On December 31, 2024, the Company had net capital of $30,473 which was $25,473 in excess of its required net capital of $5,000 and its percentage of aggregate indebtedness to net capital ratio was 21.7%.

4. **Other Regulatory Requirements**

The Company does not hold any funds or securities for the accounts of customers. The Company is not subject to 17 C.F.R. 240.15c3-3 due to the limited nature of its business.

5. **Concentration of Credit Risk**

Financial instruments that potentially subject the Company to concentration of credit risk consist of cash and cash equivalents.

The Company maintains its cash and cash equivalents, which at times may exceed the federally insured limit, in bank deposit accounts with high quality financial institutions. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

6. **Segment Reporting**

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including investment banking and mergers and acquisitions advisory services. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. Segment revenue, significant expenses, and other required segment disclosures for the year ended December 31,2024 are the same as those presented in the Statements of Financial Condition, Income, and Cash Flows.

7. **Commitments and Contingencies**

EuroScope Capital, LLC
January 1, 2024- December 31, 2024

The Company is not aware of any commitments or contingences requiring disclosures as of the issuance date of this report.

8. **Subsequent Events**

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through December 31st, 2024 the date the financial statements were available to be issued.

9. **Related Parties**

No commissions were paid to the members of EuroScope Capital, LLC, LLC during the fiscal year of 2024.

Euroscope Capital, LLC
AS OF DECEMBER 31, 2024

SCHEDULE I

COMPUTATION OF NET CAPITAL

Total Members Equity	$43,328.00
Deductions and/or Charges Non-Allowable Assets.	$12,855
Net Capital	**$30,473**

SCHEDULE 11

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum Net Capital Required	**$441.00**
Minimum Dollar Net Capital Requirement	**$5,000.00**
Net Capital Requirement	**$5,000.00**
Excess Net Capital	**$25,473.00**
Excess Net Capital at 10% of A.I. or	**$24,473.00**
120% of Minimum Dollar Net Capital Requirement	**$6,000**
Percentage of Aggregate Indebtedness to Net Capital	**21.70%**
Percentage of Debt to Debt-Equity Computed In Accordance with Rule 15c3-1(d)	

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total Aggregate Indebtedness Liabilities	**$246.00**
Percentage of Aggregate Indebtedness to Net Capital	**21.7%**

SCHEDULE II

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no differences in the computation of net capital between this report and the corresponding computation prepared by the Company for inclusion in its unaudited Part II Focus Report as of December 31, 2024.

EuroScope Capital, LLC Exemption Report
January 1, 2024 – December 31, 2024

EuroScope Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 of the Securities Exchange Act of 1934 (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5 (d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1). The Company does not claim an exemption under paragraph (k) of the 17 C.F.R. §240 15c3-3, and

(2). The Company is filing this Exemption Report relying on Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240. 17a-5 because the Company limits its business activities exclusively to (1) effecting private placement securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and (2) receiving compensation for advising issuers on potential private offerings, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscription on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2024, without exception.

EuroScope Capital, LLC

I, Robert-Joseph Davis swear (or affirm) that, to the best of my knowledge and belief, this exemption report is true and correct.

/s/

EuroScope Capital, LLC

By: Robert Joseph Davis

President/CEO, 12 February 2025



RW GROUP
HELPING YOU ACHIEVE EXCELLENCE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Euroscope Capital, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Euroscope Capital, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively (1) to effecting private placement securities transactions via subscriptions on a subscription wat basis where the funds are payable to the issuer or its agent and not to the Company; and (2) receiving compensation for advising issuers on potential offerings. The Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2024 without exception.

Euroscope Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Euroscope Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

RW Group, LLC

Landenberg, Pennsylvania
February 12, 2025

P.O. Box 114 ● Landenberg ● Pennsylvania ● 19350-0114
Phone: 610-713-8208 ● www.rwgroupllc.com